YONGYE INTERNATIONAL, INC.
6 th Floor, Suite 608 Xue Yuan International Tower,
No. 1 Zhichun Road, Haidian District,
Beijing, PRC
(8610) 8232-8866

VIA EDGAR

October 19, 2009

Amanda Ravitz
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Yongye International, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 13, 2009
File No. 333-159892

Dear Ms. Ravitz:

Yongye International, Inc. (f/k/a Yongye Biotechnology International, Inc.), a Nevada corporation (the “Company”), hereby provides responses to comments issued on September 1, 2009 regarding our Registration Statement on Form S-1 (the “Staff’s Letter”). Contemporaneous with this submission we are filing a complete copy of an amended Registration Statement on Form S-3 (the “Amended S-3”) through the Commission’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) reflecting the Company’s qualification for the use of Form S-3 and our below responses to the comments contained in the Staff’s Letter.

By hand delivery, we are furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Amended S-3.

The Company is filing the Amended S-3 based on its evaluation of the registrant and transaction requirements relating thereto and the Staff’s position regarding a registrant’s status as a “voluntary filer” for a portion of the twelve months preceding the filing of the registration statement articulated in the Lamar Advertising no-action letter (Pub. Avail. Nov 18, 1996) due to the suspension of its reporting obligation under Section 15(d) of the Securities Exchange Act of 1934, as amended, as of January 1, 2009 under circumstances substantially identical to these described in the Lamar letter and on which relief was granted. Please note that as the Amended S-3 now incorporates certain information by reference to our Exchange Act filings (a number of which, including the Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2008, September 30, 2008, March 31, 2009 and June 30, 2009 (collectively, the “Amended 10-Q’s”) and the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Amended 10-K”)) are being filed substantially contemporaneously with the Amended S-3, many of our responses are contained in the Amended 10-Q’s or the Amended 10-K, as appropriate.

Securities and Exchange Commission
October 19, 2009

In order to facilitate your review of the Amended S-3, the Amended 10-Q’s and the Amended 10-K, we have responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of the Amended S-3, relevant Amended 10-Q or Amended 10-K, as appropriate.

Our responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

General

1.
Refer to prior comment 4.  Please disclose the name of the independent accountant that will review the updated interim financial statements or alternatively provide the information regarding the change in your accountant.  We note that the disclosures required by Item 304 of Regulation S-K need not be provided if previously reported but we believe that you should disclose the name of the independent accountant that will review the updated financial statements since that accountant will not be the same accountant that provided the audit reports.

COMPANY RESPONSE:  In response to the Staff’s comment, please note that on May 22, 2009 we disclosed in a Form 8-K filed with the SEC that we engaged KPMG as our independent auditor, and such 8-K is incorporated by reference in the Amended S-3. We are also incorporating the interim financial statements for the three months ended June 30, 2009 by reference to our Quarterly Report on Form 10-Q for the fiscal quarter then ended, which were reviewed by KPMG.

2.
Refer to prior comment 5.  Please provide all of the information required by Schedule II with respect to the allowance for doubtful accounts for all periods presented.  We note that some of the information was provided in Note 3 to the March 31, 2009 financial statements but not all of the required information was provided nor was it presented for all periods.

COMPANY RESPONSE:  In response to the Staff’s comment, information regarding our allowance for doubtful accounts for December 31, 2008, March 31, 2009 and June 30, 2009 has been included in the Amended 10-K and 10-Q’s accordingly.

3.	Refer to prior comment 6. Please update the financial statements to comply with Rule 3-12 of Regulation S-X.

COMPANY RESPONSE:  The financial statements have been updated to comply with Rule 3-12.

Prospectus Cover Page

4.	Please revise the risk factor cross-reference here and throughout the prospectus to note that the risk factor section begins on page 5.

COMPANY RESPONSE:  In response to the Staff’s comment, please see the revised disclosure on the prospectus cover page, page 1 and page 6 of the Amended S-3.

Securities and Exchange Commission
October 19, 2009

Our Company  page 1

5.
Please revise here and throughout the prospectus to clarify your belief that your fulvic acid process produces the “purest and most effective fulvic acid base” is based upon your own internal data rather than industry research and government testing.  Alternatively, disclose the third-party research and testing.

COMPANY RESPONSE:  In response to the Staff’s comment, please see the revised disclosures on page 20 of the Amended S-3.

6.	Further, please revise throughout to identify as your belief any factually presented statements about the quality or effectiveness or your products.

COMPANY RESPONSE: In response to the Staff’s comment, please see the revised disclosure on pages 1 through 7 of the Amended 10-K.

7.	Please disclose the reason for the merger with Yongye International, Inc. in June 2009 if other than for a name change.

COMPANY RESPONSE:  The sole reason for our merger with Yongye International Inc. in June 2009 was to effect a name change.  In response to the Staff’s comment, please see the revised disclosure on page 2 of the Amended S-3.

8.	Refer to the third paragraph on page 1. Please identify Roth Capital Partners, LLC by its full name since this is the first reference to Roth.

COMPANY RESPONSE:  In response to the Staff’s comment, please see the revised disclosure on page 2 of the Amended S-3.

9.
We note your response to prior comment 12; however, please provide additional information to support your claimed exemptions.  Specifically, describe the nature of solicitation undertaken by your placement agent, the number of purchasers in each offering and the type of information made available to the offerees.

COMPANY RESPONSE: In response to the Staff’s comment, please see the revised disclosure on pages 2 through 4 of the Amended S-3.

10.
We also note that you filed a Form D on May 13, 2009, shortly after the May offering. This form, which states you relied upon Rule 506 of Regulation D for an exemption from registration, appears to cover the shares sold in the May offering.  If true, please revise the disclosure in this section and in Part II to reflect your specific reliance upon Rule 506 for that offering.

COMPANY RESPONSE: In response to the Staff’s comment, please see the revised disclosure on page 3 of the Amended S-3.

Securities and Exchange Commission
October 19, 2009

Risk Factors, page 5

11.	We note your response to prior comment number 15. Please, however, revise or delete the third sentence in the introductory paragraph.

COMPANY RESPONSE:  In response to the Staff’s comment, we have deleted the third sentence in the introductory paragraph on page 7 of the Amended S-3.

The CJV is still in the process of transitioning, page 5

12.	Revise to describe when you will determine the total liability to the predecessor and when you will complete the payment of those amounts.

COMPANY RESPONSE: In response to the staff’s comment, we have added this information to the “Our Corporate History and Background” in the “Certain Relationships and Related Transactions” sections, on pages 26 and 44, respectively, of the Amended S-3.

There may not be sufficient liquidity, page 13

13.	Revise to explain further why the volume of trading and price of your stock create risks for investors.

COMPANY RESPONSE: In light of the Company’s recent listing on NASDAQ and in response to the Staff’s comment, we have deleted such risk factor.

Management’s Discussion and Analysis, page 15

14.
We note your response to prior comment 22.  Please, however, continue to revise throughout the prospectus to provide substantiation for all statistical data and substantive claims, including quotations, about or provided by outside parties or the Chinese government.  For any substantiation provided, please include information regarding where investors can access the information and whether that information is available for free or a nominal fee.  Examples include the plans and studies cited in the first two paragraphs on page 16 and the data discussed in the last sentence on page 20.  Please note that these are only examples and do not represent an exhaustive list of all areas that need further revision or disclosure.

COMPANY RESPONSE: In response to the Staff’s comment, please see the revised disclosure contained in the Management’s Discussion and Analysis contained in each Amended 10-Q and incorporated by reference in the Amended S-3.

15.
Please also continue to remove marketing language and unproven claims about your products, unless you clearly identify those as management’s belief.  Examples include the sixth sentence of the second paragraph on page 15, the last sentence of the third paragraph on page 15 and the last two sentences on page 33.  Please note that these are only examples and do not represent an exhaustive list of all areas that need further revision or disclosure.

Securities and Exchange Commission
October 19, 2009

COMPANY RESPONSE: In response to the Staff’s comment, please see the revised disclosure on pages 1 through 7 of the Amended 10-K.

16.	Please define “Shengmingsu.”

COMPANY RESPONSE:  In response to the Staff’s comment, we would like to explain that “Shengmingsu” is a Chinese word-blend which creates the connotation of “healthy nutrients.”  We confirm that “Shengmingsu” is our proprietary brand name and under which both our plant and animal nutrient products are placed.

Drought, page 15

17.	Provide more information about why you do not believe that the drought will impact your sales activities.

COMPANY RESPONSE: We respectfully note that the drought is over and is no longer an issue in the PRC. Fortunately, it did not have the impact on crop yields in China which many people projected. Thus, we can say that, our revenue did continue to grow and was not impacted by the drought.

Three months ended March 31, 2009, page 19

18.	Please revise the second paragraph on page 20 to clarify whether you received preferential income tax treatment for the first two quarters of 2009.

COMPANY RESPONSE: In response to the Staff’s comment, please see the revised disclosure contained in the Management’s Discussion and Analysis contained in the Amended 10-Q for the fiscal quarter ended March 31, 2009 and incorporated by reference in the Amended S-3.

Liquidity and Capital Resources, page 20

19.
We note your response to our prior comment 28.  Merely reciting changes in line items reported in the statement of cash flows is not sufficient to provide a basis for an investor to analyze the impact on cash.  For operating cash flows, your discussion should address material changes in the underlying drivers in term of cash.  For example, explain the drivers for the change in accrued expenses, accounts payable and the other working capital accounts and how it resulted in a use of cash.  Refer to the guidance in Section IV (B) of FR-72 (Release No. 33-8350).

COMPANY RESPONSE: In response to the Staff’s comment, please see the revised disclosures contained in the Management’s Discussion and Analysis contained in the Amended 10-Q for the fiscal quarter ended March 31, 2009  and incorporated by reference in the Amended S-3.

Securities and Exchange Commission
October 19, 2009

The Financial Crisis, page 20

20.	We note your response to prior comment 30. Please revise this section to clarify why inhibited economic growth would be a positive factor for your shareholders as this section suggests.

COMPANY RESPONSE: In response to the Staff’s comment, please see the revised disclosure contained in the Management’s Discussion and Analysis contained in the Amended 10-Q for the fiscal quarter ended March 31, 2009  and incorporated by reference in the Amended S-3.

21.
Refer to the second paragraph on page 21.  It is not clear why the narrative included in this paragraph explains the dramatic changes in cash flows discussed in the prior paragraph.  For example, why did these factors cause such a large increase for the quarter ended March 31, 2009 but not for the same quarter in 2008?

COMPANY RESPONSE: In response to the Staff’s comment, please see the revised disclosure contained in the Management’s Discussion and Analysis contained in the Amended 10-Q for the quarter ended March 31, 2009 and incorporated by reference in the Amended S-3.

Net Sales, page 23

22.
We note your response to our prior comment 32.  In light of your statement that once the manufacturing process from procurement of raw materials to final production is transitioned to the CJV, you anticipate margins to remain relatively the same because the contract manufacturer’s current mark up on finished goods is only a small premium over the cost of raw materials and overhead, please revise your discussion to explain in greater detail why the increase in margin was largely due to your fixed rate contract for finished goods as opposed to the predecessor company’s model of buying raw materials and producing goods which put them at risk of fluctuation of raw material prices.  It would appear the improvement [in] the margin was not due to your fixed rate contract.

COMPANY RESPONSE:  The increase in margin was due to economies of scale experienced by the contract manufacturer which was then able to pass on lower unit costs to Yongye Nongfeng.

Selling General & administrative Expenses, page 25

23.
Refer to prior comment 35.  Please revise to quantify all material factors to which variances are attributed.  For example, we note your revised disclosure on page 25 but it does not appear that you have quantified all material factors to which the variance is attributed since you have only quantified about 50% of the variance.

COMPANY RESPONSE: In response to the Staff’s comment, please see the revised disclosure contained in the Management’s Discussion and Analysis contained in the Amended 10-Q for the quarter ended December 31, 2009 and incorporated by reference in the Amended S-3.

Securities and Exchange Commission
October 19, 2009

Quantitative and Qualitative Disclosure about Market Risk, page 28

24.
We note your response to prior comment 42.  Though you are not obligated to provide disclosure pursuant to Item 305 of Regulation S-K as a smaller reporting company, because you have chosen to provide market risk disclosure, you are required to comply with the entire item.  Please, accordingly, provide quantitative disclosure if you choose to retain this discussion.

COMPANY RESPONSE: In response to the Staff’s comment, we have deleted the market risk disclosures.

Business Overview page 29

25.	We note your response to prior comment 23 and the corresponding exhibit. Please file an exhibit that specifically gives consent to the use of the expert’s name in the registration statement.

COMPANY RESPONSE: In response to the Staff’s comment, a consent of the relevant body has been filed as an Exhibit to the Amended S-3.

26.	Please revise this disclosure to clarify whether the data confirmed by SEAL are applicable to both plant and animal nutrient compounds or just crops and vegetables.

COMPANY RESPONSE: We confirm that the data in question are only applicable to the plant product.

27.	Please also clarify, if true, that SEAL did not perform its own testing of your products; rather, it based all of its conclusions on your data and representations.

COMPANY RESPONSE: We confirm that SEAL used the data we provided them, including farmer’s testimonials which included farmer’s identification and locations.

Our Corporate History and Background, page 32

28.
Please revise your disclosure in the first paragraph on page 32 to describe the capital contribution of Asia Standard Oil Limited and indicate whether the amount of registered capital has been fully paid.

COMPANY RESPONSE: In response to the Staff’s comment, please see the revised disclosure on pages 26 of the Amended S-3.

Our Principal Products and Services page 33

29.
We note your response to prior comment 47.  It is still unclear, however, what component of your process constitutes proprietary technology aside from your patented (or patent pending) technology.  You state that the fulvic acid base compound is proprietary, but note also that it is produced naturally.  Similarly, you state that your “proprietary process” is the extraction of fulvic acid from humic acid.  Please, accordingly, revise to clarify whether your proprietary technology is the method of extraction, a compound that you have modified from that produced naturally, a compound that differs from that found in nature because of how you extract it or something else.

Securities and Exchange Commission
October 19, 2009

COMPANY RESPONSE:  In response to the Staff’s comment, please see the revised disclosure on page 26 of the Amended S-3.

30.
Furthermore, we note that your processes for mixing plant and animal nutrients are patented (or patent pending).  Because you consider the fulvic acid extraction processes discussed above to be proprietary, please disclose why you have not similarly applied for patents covering that technology.

COMPANY RESPONSE:  In response to the Staff’s comment, please see the revised disclosure on page 26 of the Amended S-3.

Financing Transactions, page 39

31.	Tell us whether the shares included in this registration statement include any of the September escrow shares.

COMPANY RESPONSE:  We confirm that the Amended S-3 includes the September escrow shares.  As we recently completed the restructuring process and the related escrow shares have not yet been returned in accordance with the escrow agreement, we intend to deregister such shares by means of post-effective amendment once they have been released from escrow.

Directors and Executive Officers, page 42

32.	We note your response to prior comment 51. Please, however, revise to provide how investors can access the quoted material discussing Qiang Zhao’s expertise or delete such references.

COMPANY RESPONSE:  In response to the Staff’s comment, please see the revised disclosure on page 35.

Selling Stockholders, page 51

33.
We note your response to prior comment 60.  Please tell us how counsel will provide an opinion that these shares are fully paid.  In addition, revise the footnotes to the table to disclose the number of shares that each investor that is a party to the Make Good Escrow Agreement will receive if the thresholds in the agreement are not met.  Indicate also that if the shares are transferred, those parties will become the selling shareholders rather than Full Alliance.  Tell us how you intend to update the registration statement and inform impacted selling shareholders.

COMPANY RESPONSE: In response to the Staff’s comment, please see the revised disclosure on pages 46 through 50. We further note that the opinion of Lewis & Roca LLP filed as Exhibit 5.1 to the Amended S-3 addresses the status of the shares in escrow as validly issued, fully paid and non-assessable.  We intend to file a Current Report on Form 8-K reflecting the ultimate disposition of the remaining make-good escrowed shares that will be incorporated by reference in the Amended S-3 promptly after their release to either the Selling Stockholders or Full Alliance, as the case may be and to file any further post-effective amendment that may be required to deregister them under the Securities Act of 1933, as amended.

Securities and Exchange Commission
October 19, 2009

Consolidated Statements of Income, page  F-4

34.	Refer to prior comment 66. Please remove the computation of net income per share for fiscal 2007 as this appears to be a pro forma calculation.

COMPANY RESPONSE: In response to the Staff’s comment, please see the revised disclosure contained in the Amended 10-K as of December 31, 2008 and incorporated by reference in the Amended S-3.

Organization, page F-8

35.
Refer to prior comment 68.  Please (i) provide to us the balance sheet and income statement of Fullmax as of and for the year ended December 31, 2007, as previously requested; (ii) explain in greater detail the facts and circumstances surrounding the combination of commonly controlled entities whereby Fullmax took ownership of Asia Standard Oil, Ltd. and explain how the entities were under common control; and (iii) explain the meaning of Asia Standard Oil, Ltd. ownership interest in Yongye Nongfeng by contract.

COMPANY RESPONSE: In response to the Staff’s comment, please see the following explanation:

(i) Previously, we did not provide the following financial statements for several reasons. First of all, we felt Fullmax did not constitute a business as described under SX 210.11-01(d) since it was just formed and had no operations during 2007 and only insignificant formation costs.  Secondly , even if it were considered a business, it did not meet the level of significance requiring separate financial statements to be presented for 2007 as indicated in SX 210.3-05(b) since the Predecessor company constituted nearly all of  the assets and operations of the consolidated group. We have provided these financial statements below and believe them to be insignificant. Because of this we also believe it unnecessary to have them audited. See financial statements below.

Fullmax
Income Statement for the year ended December 31, 2007
SELLING, GEN & ADMIN	$1,713
Income from Operations	$(1,713)
Income before Taxes	$(1,713)
INCOME TAX	-
Net Income	$(1,713)

Securities and Exchange Commission
October 19, 2009

Fullmax
Balance Sheet as of December 31, 2007
Total Current Assets	$-
TOTAL ASSETS	$-
Due T/F shareholders	$1,712
Total Current Liabilities	$1,712
Common stock	$1
Retained earnings	$(1,713)
Total Stockholders' Equity	$(1,712)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$-

(ii) Prior to the legal establishment of Yongye Nongfeng, both Fullmax and ASO were non-substantive holding companies with no assets and no operations and were primarily designed and used as legal vehicles to facilitate the contemplated reverse acquisition transaction which would ultimately contain the business conducted by Inner Mongolia Yongye. Additionally, Fullmax’s one director was also a director for ASO. This director had 100% control of Fullmax beginning on May 23, 2007 and 50% control of ASO beginning March 11, 2008 and, along with the other ASO director, approved the final transaction to transfer ownership of ASO to Fullmax in preparation for the reverse acquisition on April 17, 2008.

 (iii) Regarding the “meaning of Asia Standard Oil, Ltd. ownership interest in Yongye Nongfeng by contract” we are referring to ASO’s ownership of Yongye Nonfeng pursuant to the CJV contract. To further clarify, we characterize the direct ownership of an interest in the CJV as contractual since the rights, duties and obligations of members in a CJV in the PRC arise pursuant to the agreement among the parties which forms the CJV.

Accounts receivable and Bad Debt Reserve, page F-11

36.
Refer to prior comment 72, We note that you reserve 10, 20, 50, and 100 percent of accounts receivable balances that have been outstanding for between six to 12 months, one to two years, two to three years, and more than three years, respectively.  As previously requested, please explain to us why these allowance percentages and corresponding periods outstanding were selected and why you believe they are appropriate.

COMPANY RESPONSE: We selected the allowance percentage because we offer the same credit term to our major customers which is typically 90 days. We based the CJV’s accounts receivable and bad debt reserve policy on management’s assessment and the historical experience of the Predecessor company’s sale and collection rates for the same products, which we believe is appropriate.

Securities and Exchange Commission
October 19, 2009

Signatures, page 11-5

37.
Please revise your signature page to comply with the format required by Form S-1.  In this regard, your CEO, CFO and controller or chief accounting officer need to sign alongside a majority of your board of directors below the second sentence.

COMPANY RESPONSE:  In response to the Staff’s comment, please see the revised signature block on page II-6.

Exhibit 5.1

38.	Please provide a revised opinion of counsel that covers all of the shares offered.

COMPANY RESPONSE: In response to the Staff’s comment, please see the revised disclosure on Exhibit 5.1.

39.	Please have counsel remove assumption (e) in the second paragraph, at least as it relates to the company, as this appears to be an important matter underlying the opinion.

COMPANY RESPONSE: In response to the Staff’s comment, counsel has clarified that their assumption only relates to statements of fact (as opposed to legal conclusions) contained in the documents referred to, and as such, believes such assumption is reasonable in giving the opinion regarding the securities being registered.

40.	We note counsel is not opining on Chapter 90 of the Nevada Revised Statutes. Please have counsel remove this limitation as references to state securities laws should be sufficient.

COMPANY RESPONSE: In response to the Staff’s comment, please see the revised disclosure on Exhibit 5.1.

**********

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at 011-8610-8232-8866 x8880.

(Signature page follows.)

Sincerely,

Zishen Wu